Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

RECEIVED
2004 MAY 13 A 9:10
CORPORATE FINANCE

facsimile transmittal

SUPPL

To: Mr. Paul Dudek
Securities and Exchange Commission
Fax: (202) 942-9624

From Debbie Vargo
Saskatchewan Wheat Pool
306-569-4859
Date: 05/[redacted]

04030155

Re: Exemption No: 82-5037
Pages: 3

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

dw 5/17

Exemption #: 82-5037

May 7, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a release dated May 7, 2004, regarding an offer for Heartland hog barns to be presented to the courts. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

For Immediate Release
Date May 7, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

Offer for Heartland Hog Barns to be presented to the Courts

KPMG, Inc. together with Heartland Pork Management Services and seven related Saskatchewan-based hog operations have received an offer to purchase substantially all of the assets of these entities. KPMG and the barns will be filing an application with the Saskatchewan Court of Queen's Bench this afternoon to seek approval for the terms of the sale.

On April 13, 2004, Heartland Pork and seven related hog operations sought temporary protection under the Companies' Creditors Arrangement Act (CCAA). Since that time, the court-appointed monitor has been receiving expressions of interest from potential purchasers.

Sterling Pork Farm, a subsidiary of Stomp Pork Farm Ltd. submitted an offer to purchase the hog operations and its related assets. Under the terms of the offer, rural-based employees working in the hog barns will be retained by Stomp. Stomp currently owns 7,500 sows and operates 9 facilities located near Leroy Saskatchewan.

Brian Trypka of KPMG expects that the judge will hear the application on Tuesday, May 11, 2004. Should approval be received, the sale is scheduled to close on May 15, 2004.

Saskatchewan Wheat Pool, the majority shareholder in these operations has been providing interim financing to the hog operations through the court protection process. The Pool announced several weeks ago its exit from the hog industry and as a result recorded a non-cash impairment charge in its second quarter. Based on the current offer to purchase, the Pool believes that the pre-tax, $10.7 million impairment charge that was recorded in the 2nd quarter will be adequate to cover its loss on investment in the pork industry.

Media Contact:
Susan Cline
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Community Shareholder Contact:
Brian Trypka
306-569-4573
KPMG, Inc.

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

RECEIVED

2004 MAY 13 A 9:11

facsimile transmittal

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	05/12/04
Re:	Exemption No: 82-5037	**Pages:**	

SUPPL

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Exemption #: 82-5037

May 7, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a release dated May 11, 2004. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

For Immediate Release
Date May 11, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

COURT EXTENDS STAY

The Saskatchewan Court of Queen's Bench today continued the stay of proceedings with respect to Heartland Pork Management Services and seven related hog operations. The stay was granted to extend the protection offered under the Companies' Creditors Arrangement Act (CCAA) to June 30, 2004 to ensure the businesses can continue to operate as usual.

The judge adjourned Sterling Pork Farm's application to purchase substantially all of the assets of those operations pending further consideration by the court.

-30-

Contact: Brian Trypka
306-569-4573
KPMG, Inc.